Exhibit 12.1

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Distributions

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
	(in thousands, except ratio amounts)
Earnings:
Pre-tax income (loss) from continuing operations before adjustment of income or loss of equity investees	$79,225	$91,807	$95,426	$36,328	$(42,190)	$(20,382)
Fixed charges	21,297	48,113	51,167	57,714	52,807	45,061
Amortization of capitalized interest	17	35	9	—	—	—
Distributed income of equity investees	—	—	—	—	451	666
Capitalized interest	—	—	(351)	(287)	(15)	—

Earnings	$100,539	$139,955	$146,251	$93,755	$11,053	$25,345

Fixed charges:
Interest expense on debt and amortization of capitalized financing costs	$21,297	$48,113	$50,816	$57,427	$52,792	$45,061
Capitalized interest			351	287	15	—

Fixed charges	21,297	48,113	51,167	57,714	52,807	45,061
Preferred stock distributions	—	—	12	—	—	—

Combined fixed charges and preferred stock distributions	$21,297	$48,113	$51,179	$57,714	$52,807	$45,061

Ratio of earnings to combined fixed charges and preferred stock distributions	4.72	2.91	2.86	1.62	0.21	0.56

Deficiency					$(41,754)	$(19,716)